U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                         Commission File Number: 0-12991

       [X] Form 10-K and Form 10-KSB     [ ] Form 20-F       [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR
                       For Period Ended: February 28, 1999

  [ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 20-F
  [ ]  Transition Report on Form 11-K        [ ]  Transition Report on Form 10-Q
  [ ]  Transition Report on Form N-SAR
                        For the Transition Period Ended:

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If  the  notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                 Not applicable

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Part I - Registrant Information

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Full Name of Registrant:                The Langer Biomechanics Group, Inc.
Former Name if applicable:              Not Applicable
Address of Principal Executive Office:  450 Commack Road
                                        Deer Park, New York 11729

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Part II - Rule 12b-25(b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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

Part III - Narrative

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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Langer Biomechanics Group, Inc. (the "Company") does not currently employ a Chief Financial Officer or controller. As a result, there has been a delay in the completion of the Company's financial statements. A new Chief Financial Officer is expected to begin employment in mid-June, 1999.

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Part IV - Other Information

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification:

                                Daniel J. Gorney
                                 (516) 667-1200

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes       [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes       [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          While the Company anticipates that there will not be a significant change in net sales or net income for the fiscal year ended February 28, 1999 ("Fiscal 1999") from the fiscal year ended February 28, 1998 ("Fiscal 1998"), it does expect that income from operations will be significantly lower than that of the prior fiscal year. This is due in part to balance sheet adjustments associated with the installation of new computer system. In addition, general and administrative costs increased in Fiscal 1999 over Fiscal 1998 due to severance payments to the former Chief Executive Officer and the expenses associated with recruiting a replacement.

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     The Langer Biomechanics Group, Inc. has  caused  this  notification  to  be signed on its behalf by the undersigned thereunto duly authorized.



                                       THE LANGER BIOMECHANICS GROUP, INC.

Date: June 1, 1999                 By:    /s/ Daniel J. Gorney
                                       -------------------------------------
                                         Daniel J. Gorney
                                         Chief Executive Officer and Presidnet